Exhibit 99.12

PRESS RELEASE

Care Together by TotalEnergies :
TotalEnergies strengthens its common social protection
base for all employees worldwide

Paris, March 21, 2024 – Care Together by TotalEnergies, a worldwide program, reflects TotalEnergies' commitment to social responsibility towards its employees. In addition to commitments specific to each affiliate, TotalEnergies guarantees compliance with high social standards for all its employees worldwide, regardless of the legislation in force in any given country.

Care Together by TotalEnergies thus contributes to the Company's ambition to develop a culture that fosters sustainable development for the benefit of the women and men of the Company, and in particular the well-being of its employees.

This program is based on concrete measures revolving around four pillars: social protection, health, the family sphere and working conditions.

●	Social protection: the Company ensures that its employees, wherever they are located, benefit from a social protection net by ensuring that they are covered by:

•	an adequate and reliable health insurance plan

•	a death benefit plan that is equal to at least two years of the gross reference salary.

●	Health: In order to protect its employees’ physical and mental health, a biennial health check-up is offered to all employees and a global prevention program for psychosocial risks has been put in place.

●	Family: In line with a neutral definition of the family, the Company guarantees a childcare leave of at least fourteen weeks to the primary parent at full basic pay and two weeks to the secondary parent. The Company also undertakes to grant the first parent, when returning from childcare leave, an increase equal to the average of individual increases received over the last three years.

●	Working environment and conditions: TotalEnergies promotes modern and attractive working conditions by adopting flexible working hours with clear rules, empowering its employees to take responsibility for the way they manage working from home as part of their day-to-day activities while fostering collective intelligence, delivering on their objectives, and working with their manager and teams. In its desire to innovate, TotalEnergies has been implementing Green Fridays since January 2023. This innovation liberates employees from any collective meetings scheduled by management every other Friday and allows them to organize their work.

"Care Together by TotalEnergies reflects our intention to make TotalEnergies a company that is a good place to work together. We believe that employees’ well-being is a key factor in our performance and attractiveness. This program increases our social commitments and establishes us as a responsible company for all our employees by promoting high standards worldwide." said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).